 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 4, 2018

ESTRE AMBIENTAL, INC.

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
Itaim Bibi
São Paulo
04543-900 - SP
Brazil
 +55 11 3709 2300
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 4, 2018, Estre Ambiental, Inc. (the “Company”) released the Company’s financial results for the six months ended June 30, 2018. The Company attaches a copy of its earnings release for the six months ended June 30, 2018 to this Form 6-K as Exhibit 99.1 hereto. The Company also attaches a copy of its unaudited interim condensed consolidated financial statements for the six months ended June 30, 2018 to this Form 6-K as Exhibit 99.2 hereto.

Exhibit Index

Exhibit No.	Description
99.1	Earnings Release of the Company dated October 4, 2018 in Respect of the Six Months Ended June 30, 2018.
99.2	Unaudited Interim Condensed Consolidated Financial Statements of the Company for the Six Months Ended June 30, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESTRE AMBIENTAL, INC.

Date: October 4, 2018	By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer